UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: August 31, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

31-8-09

FOR IMMEDIATE RELEASE

CAMTEK REPORTS ENTRY OF JUDGMENT IN RUDOLPH
PATENT INFRINGEMENT CASE

Camtek Plans to Aggressively Pursue Post Judgment Motions and an Appeal

        MIGDAL HA’EMEK, Israel, August 31, 2009 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) reported today that the Court entered a judgment in favor of Rudolph Technologies, Inc. in Rudolph’s patent infringement case against Camtek, which is pending in the U.S. District Court in Minneapolis, Minnesota. The Court entered judgment based on the jury’s March 5, 2009 verdict that the Falcon optical inspection system infringed the plaintiff’s U.S. patent. The jury did not, however, find willful infringement as sought by the Plaintiffs. The verdict awarded damages of approximately $6.8 million with regard to sales of Camtek’s Falcon products in the United States and pre-judgment interest of approximately $1.2 million was awarded by the Court. The Court also ruled that the plaintiff is entitled to an accounting for Falcon sales in the United States since September 2008, plus post-judgment interest.

The Court also entered a permanent injunction in connection with US related sales, according to which Camtek is prohibited from making, using, selling or offering to sell Falcon systems in the United States until the expiration of plaintiff’s patent. Service and repair of machines sold prior to the jury verdict will be permitted to keep the systems in original operating condition. The injunction relates to Camtek’s US activities only. Camtek estimates that the injunction will not materially affect its level of overall sales.

The entry of judgment was the next step in the litigation, which will now proceed with post-judgment briefing. Camtek intends to aggressively pursue post judgment motions and an appeal of this judgment, including relief from the injunction.

“Although we are disappointed by the judgment in this case, we continue to believe that our Falcon products do not infringe on Rudolph’s patent and that the patent itself is invalid”, said Rafi Amit, Camtek’s CEO. “We expect to continue to aggressively defend Camtek’s rights and believe that we will be successful in overcoming this unjust judgment. We want to assure our U.S. customers that we will continue to service and support the Falcon products that they have purchased.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Mira Rosenzweig CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax:+972-4-604-8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0703	info@gkir.com
mirar@camtek.co.il